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                                [RCC LETTERHEAD]







                                January 26, 2006


VIA FACSIMILE (202) 772-9209
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20649-0308
Attention: Elaine Wolff

         Re:  Resource Capital Corp.
              Registration No.: 333-126517

Dear Ms. Wolff:

         Resource Capital Corp. hereby withdraws its request for acceleration of the effective date of the above-referenced registration statement.



                                      Sincerely yours,

                                      RESOURCE CAPITAL CORP.

                                      /s/ Thomas C. Elliott
                                      -----------------------------------------
                                      Thomas C. Elliott
                                      Chief Financial Officer, Chief Accounting
                                      Officer and Treasurer